September 23, 2022

Ms. Jennie Beysolow

Ms. Erin Jaskot

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

U.S.A.

Re:	111, Inc.
Form 20-F for Fiscal Year Ended December 31, 2021 Filed April 29, 2022

Dear Jennie Beysolow and Erin Jaskot:

111, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated September 8, 2022 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2021.

The Company has carefully reviewed and considered the staff’s comments and is in the process of preparing responses to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff. The Company would need additional time to collect sufficient information and prepare the responses. The Company expects to be in a position to respond to the staff’s comments by September 30, 2022 and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by telephone at +86 21 2053-6666 or by email at junling@111.com.cn, Mr. Li He of Davis Polk & Wardwell LLP by telephone at +852 2533-3306 or by email at li.he@davispolk.com, or Mr. Kevin Zhang of Davis Polk & Wardwell LLP by telephone at +852 2533-3384 or by email at kevin.zhang@davispolk.com.

Sincerely yours,
111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Li He, Esq. Kevin Zhang, Esq.
Davis Polk & Wardwell LLP